Exhibit 10.1

EXECUTION COPY

December 18, 2005

Mayo A. Shattuck, III
Chairman, President and Chief Executive Officer
Constellation Energy Group, Inc.

Re: Employment by Constellation Energy Group, Inc. (the “Company”)

Dear Mayo:

You and we are currently party to the Amended and Restated Change in Control Severance Agreement dated as of December 14, 2005 (the “Change in Control Agreement”), which provides for you to receive certain benefits in connection with a “Qualifying Termination” of your employment following a “Change in Control” of the Company (as such terms are defined in the Change in Control Agreement).  As you know, the Company has been in discussions with FPL Group, Inc. (“FPL”) to negotiate a merger of FPL with and into the Company on the terms and conditions set forth in the Agreement and Plan of Merger dated as of December 18, 2005 (the “Merger Agreement”), after which the shareholders of FPL immediately prior to the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”) will control the Company.

This Letter Agreement will become effective on the Closing (as defined in the Merger Agreement) of the Transactions (the “Effective Date”), provided that you remain continuously employed by the Company until the Closing.  If for some reason the Closing does not occur or if your employment terminates prior to the Closing, this Letter Agreement will be of no force and effect and will be deemed to have been null and void ab initio.

All references to sections shall be to sections of this Letter Agreement unless otherwise expressly indicated.

1.                                       Acknowledgment and Affirmation.  The Company hereby affirms the terms of your Change in Control Agreement, subject to the modifications set forth herein.  Except and to the extent expressly set forth herein, your Change in Control Agreement will remain in effect in accordance with its terms and will not be modified by this Letter Agreement.

The Company hereby acknowledges and agrees that the Closing of the Transactions will constitute a Change in Control as defined in your Change in Control Agreement and an entitlement event with respect to your supplemental retirement benefits, and that as a result of the Transactions, you will have the right to terminate your employment for Good Reason (as defined in the Change in Control Agreement) on the Effective Date and receive the payments and benefits set forth in the Change in Control Agreement.  However, you have agreed to continue to remain employed by the Company on the terms and conditions described more fully in this Letter Agreement.  Accordingly, and as described more fully below, we and you agree that on any termination of your employment following the Effective Date at any time (including a termination that occurs after the expiration of the “Protection Period” as such term is defined in your Change in Control Agreement), subject to the terms and conditions of this Letter Agreement and the Change in Control Agreement, the Company will provide you with the payments and benefits specified in your Change in Control Agreement as payable in respect of a “Qualifying Termination.”   Notwithstanding your entitlement to these benefits as of the Effective Date, and in recognition of our mutual desire for you to continue to provide services to the Company, you hereby waive the right to receive the cash severance payment contemplated by Section 2(a) or 3(a), as the case may be, of the Change in Control Agreement, determined as though you resigned for Good Reason on the Effective Date (the “Severance Amount”), and to instead receive the award of restricted stock units described in Section 3.

Except as set forth herein, you shall not be entitled to any additional benefit under the Change in Control Agreement upon a Qualifying Termination in connection with a subsequent change in control of the Company.

2.                                       Employment Term.  The term of this Letter Agreement (the “Employment Term”) and your employment with the Company hereunder will commence on the Effective Date and continue through the third anniversary of the Effective Date (the “Scheduled Expiration Date”).  Notwithstanding the foregoing, the Employment Term and your employment with the Company may be terminated prior to the Scheduled Expiration Date by the Company with or without Cause (as such term is defined in the Change in Control Agreement), by you with or without Good Reason (as defined herein), as a result of your retirement, or as a result of your death or Disability (as defined herein), subject to the Company’s obligations to provide you with certain payments and benefits described in this Letter Agreement if your employment and the Employment Term terminates before the Scheduled Expiration Date.

3.                                       Waiver of Cash Severance/Grant of RSUs.  On the Effective Date, the Company will grant you that number of restricted stock units (the “RSUs”) pertaining to the common stock of the Company with a fair market value determined on the Effective Date equal to the Severance Amount.  The RSUs will be issued under the Company’s 2002 Long Term Incentive Plan or a successor plan (the “Plan”) and will vest on the earlier to occur of (a) the first anniversary of the Effective Date, subject to your continued employment with the Company through such date or (b) a termination of your employment prior to such first anniversary due to your death or Disability or by the Company without Cause or by you for Good Reason, and after the RSUs have vested, the shares of common stock to which the RSUs relate will be delivered to you on the termination of your employment.

If, prior to the first anniversary of the Effective Date, you resign without Good Reason or your employment is terminated by the Company for Cause, you will forfeit the RSUs and you will not be entitled to receive delivery of the shares of common stock to which they relate at any time.  Prior to settlement, the RSUs will be adjusted by the Company in the case of any stock split, dividend or other corporate transaction on the same basis as restricted stock or restricted stock unit awards issued under the Plan are adjusted.   In addition, the RSUs will be credited on each cash dividend payment date in respect of shares of Company common stock with additional RSUs, the number of which shall be equal to the quotient determined by dividing (a) the product of (i) the per share cash dividend amount multiplied by (ii) the number of RSUs recorded in your account on the record date for the payment of any such dividend by (b) the fair market value of a share of Company common stock on the dividend payment date for such dividend, in each case, with fractions computed to three decimal places.  You will not have voting rights with respect to the shares to which the RSUs relate until such shares are issued to you.

4.                                       Position.  On the Effective Date, you will be elected or appointed Chairman of the Board of Directors of the Company (the “Board.”)  During the Employment Term, the Company will employ you in a senior management position.  Commencing on the Effective Date, you will have management responsibilities for the Company’s competitive energy businesses and assist the CEO in developing the strategy for the Company until the earlier of (a) the first anniversary of the Effective Date and (b) the date on which such management responsibilities are transitioned to new management. After the occurrence of the earlier of the two events described in the preceding sentence, you will have such duties and responsibilities in your senior executive capacity as are mutually agreed upon by you and the Company. With respect to your executive responsibilities during the Employment Term, you shall report directly to the Chief Executive Officer (the “CEO”) of the Company.  In addition, during the Employment Term the Company will cause you to be nominated for election to the Board.

5.                                       Compensation.  During the Employment Term, your base salary and bonus will be as follows:

(a)                                  2006:  Your base salary will remain as in effect prior to the Effective Date, and the bonus payable to you in respect of your employment in 2006 will be determined by a committee comprised of individuals who were on the board of directors of the Company immediately prior to the Effective Date;

(b)                                 2007:  Your aggregate base salary and bonus payable in respect of your employment in 2007 will be five million dollars ($5,000,000), prorated for the period of time during that year that you are employed; and

(c)                                  2008 and 2009:  Your aggregate base salary and bonus payable in respect of your employment in each of 2008 and 2009 will be two million five hundred thousand dollars ($2,500,000), prorated for the period of time during that year that you are employed;

provided, that, during the Employment Term, in no case will your aggregate base salary and bonus in respect of any year be less than the aggregate base salary and bonus payable or awarded to the CEO.  If the amounts set forth above for any year are less than the aggregate base salary and bonus payable or awarded to the CEO in respect of that year, your aggregate base salary and bonus in respect of such year will be increased to equal the aggregate base salary and bonus paid, payable or awarded to the CEO in respect of such year.

6.                                       LTIP, Benefits and Perquisites.  During the Employment Term, your opportunity under the Company’s long term incentive plan or plans  (the “LTIPs”), and the benefits and perquisites provided to you by the Company, shall in each case be at least as favorable as those provided to the CEO of the Company.  During the Employment Term and following the termination of the Employment Term for so long as you remain a Director of the Company, the Company shall make available to you office space in Baltimore, Maryland equivalent to the office space currently provided to you, provide you with a personal assistant or secretary of your own choosing, and shall continue to provide you with personal and home security and use of the Company’s executive drivers.

7.                                       Benefits under the Change in Control Agreement.  The Change in Control will constitute an entitlement event for you under the terms of the supplemental retirement arrangement in which you participated immediately prior to the Change in Control.  In addition, any termination of the Employment Term and your employment with the Company at any time and for any reason (including a termination of your employment for Cause or by reason of your death) will be treated as a “Qualifying Termination” under your Change in Control Agreement and, accordingly, upon any such termination the Company will provide you with the payments and benefits (other than the Severance Amount) set forth in the Change in Control Agreement, with the date of termination of the Employment Term and your employment being considered the date of such Qualifying Termination under the Change in Control Agreement.  Notwithstanding anything to the contrary set forth in the Change in Control Agreement or the Company’s Senior Executive Supplemental Plan or any successor plan thereto (the “SERP”), the calculation of the amount of your supplemental retirement benefits as described in Section 2(b) or 3(b) of the Change in Control Agreement, as the case may be, (the “SERP” benefit”) will be modified as follows: your SERP benefit will be calculated based on your status as Chairman of the Board and President and Chief Executive Officer of the Company and will be otherwise calculated as though the Effective Date were the date of computation, except the SERP benefit shall not be actuarially reduced to account for your age on the date of the Effective Date, plus three years; instead your SERP benefit shall be actuarially reduced to account for your age at the date of termination of employment with the Company, plus three years.  The actuarial assumptions (including interest rate and mortality) used to calculate your SERP benefit shall be at least as favorable as those in effect immediately prior to the Effective Date.  Nothing herein is intended to give you the right to receive more than one supplemental pension retirement benefit under the SERP.

8.                                       Equity Awards.  If your employment terminates for any reason (other than a termination for Cause) at any time, any options to purchase shares of common stock of the Company (including the Replacement Options, as defined in the Change in Control Agreement) that were vested as of, or that vest as a result of, such termination will remain outstanding for the remainder of their term.  If your employment terminates (a) as a result of your death or Disability at any time, (b) is terminated by the Company without Cause or by you for Good Reason at any time or (c) terminates for any reason after the first anniversary of the Effective Date, other than a termination by the Company for Cause, you will vest in all options granted on or after the Effective Date (including the Replacement Options) and all such options will remain outstanding for the remainder of their term.  For all purposes under this Letter Agreement, the term “Cause” will have the meaning set forth in the Change in Control Agreement and any termination of your employment for Cause will be made in accordance with the procedures set forth in the Change in Control Agreement.  For all purposes under this Letter Agreement (including with respect to accelerated vesting of the Replacement Options) “Good Reason” will have the meaning set forth as an exhibit to this Letter Agreement.  In addition to the foregoing, all of your outstanding equity awards (including the Replacement Options) will vest in full on a subsequent change in control of the Company to the extent the CEO’s equity awards vest on any such change in control.

9.                                       Severance.  On any termination of your employment at any time, the Company will pay the following amounts to you: (a) any earned but unpaid base salary through your date of termination, all accrued vacation pay and reimbursement of all reasonable business expenses incurred prior to the date of termination, in each case within ten business days following such termination;  (b) all benefits in accordance with the terms of all tax-qualified plans and all other benefit plans (e.g., life insurance, disability insurance, etc.) in accordance with their terms and conditions; and (c) any other or additional compensation or benefits to which you are entitled under and in accordance with the terms of applicable plans or employee benefit programs of the Corporation (collectively, the “Accrued Obligations”).  In addition, if your employment with the Company and the Employment Term is terminated by the Company without Cause or by you for Good Reason prior to the third anniversary of the Effective Date, in addition to the Accrued Obligations, the payments and benefits set forth in your Change in Control Agreement and described herein (as modified by this Letter Agreement) and the treatment of your equity awards described above, the Company will provide you a lump sum cash payment within ten business days following such termination, determined as follows:

(i)                                     If such termination of employment occurs prior to the first anniversary of the Effective Date, the cash payment will be equal to fifteen million dollars ($15,000,000) less the aggregate amount of base salary and bonus paid to you (including base salary and bonus paid to you as an Accrued Obligation) in respect of your provision of services to the Company from and after January 1, 2007 through the termination date;

(ii)                                  If such termination of employment occurs after the first anniversary of the Effective Date, the cash payment will be equal to five million dollars ($5,000,000) less the aggregate amount of base salary and bonus paid to you (including base salary and bonus paid to you as an Accrued Obligation) in respect of your provision of services to the Company from and after January 1, 2008 through the termination date.

For purposes of clarification, if your employment with the Company terminates on or after the Scheduled Termination Date but prior to the payment to you of your entire aggregate base salary and bonus payable in respect of your employment in 2008 as described in Section 5 of this Letter Agreement, the Company will pay you any unpaid amounts as soon as practicable following such termination.

10.                                 Sections 7 and 8 of the Change in Control Agreement are incorporated by reference into this Letter Agreement as if expressly set forth herein.

11.                                 Non-Solicitation.  During your employment with the Company and for a period of one year following any termination of your employment for any reason, you will not directly or indirectly knowingly hire, employ, or solicit the employment or services of (whether as an employee, officer, director, agent, consultant or independent contractor), any person who (a) is serving as an officer of the Company or any of its material subsidiaries (or who served in such capacity at any time during the six-month period preceding such hiring, employment or solicitation) or (b) was one of the fifty most highly compensated employees of Constellation Energy Commodities Group (or any successor thereto) during 2005 and is or was employed by the Company or any of its affiliates at any time during the six-month period preceding such hiring, employment or solicitation), in each of (a) and (b) without the prior written consent of the Company or such affiliate, as applicable.

12.                                 Non-Disclosure.  You shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliates and their respective businesses, which is obtained by you during your employment by the Company or any of its affiliates and which is not public knowledge.  While you are employed by the Company and thereafter, you shall not, without prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

13.                                 Remedies; Injunctive Relief.  You acknowledge that a breach of the restrictions contained in Sections 11 and 12 will cause irreparable damage to the Company and its affiliates, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate.  Accordingly, you and the Company agree that if you breach any of the restrictions contained in Section 11 or Section 12, then the Company and its affiliates shall be entitled to injunctive relief, without posting bond or other security, in addition to any other remedy or relief to which they may be entitled.  You further agree that if you breach any of the restrictions contained in Section 11 or Section 12, then in addition to being subject to injunctive relief and any other remedy or relief to which the Company and its affiliates may be entitled, you shall forfeit your right to receive the cash severance payments described in Section 9(i) or (ii), as applicable, that have not been paid to you at the time of such breach.

14.                                 No Mitigation.  In the event your employment and the Employment Term terminates or is terminated for any reason, you shall not be required to mitigate any payment or benefits provided to you by the Company by seeking other employment, and the Company will have no right to offset against any amount subsequently earned by you following termination.

15.                                 Indemnification.  During the Employment Term and for so long thereafter as you could be subject to liability, the Company shall keep in place a directors’ and officers’ liability insurance policy (or policies) providing comprehensive coverage to you for claims relating to your service as an employee, officer, or director of the Company, on terms and conditions no less favorable to you (e.g., with respect to scope, amounts and deductibles) provided to then-existing officers and directors of the Company.  The Company shall indemnify you  to the fullest extent permitted by the general laws of the State of Maryland and shall provide indemnification expenses in advance to the extent permitted thereby.  The Company will follow the procedures required by applicable law in determining persons eligible for indemnification and in making indemnification payments and advances.   The indemnification and advance of expenses provided by the Company pursuant to this Agreement shall not be deemed exclusive of any other rights to which you may be entitled under any law (common or statutory), or any agreement, vote of stockholders or disinterested directors or other provision that is consistent with law, both as to action in his official capacity and as to action in another capacity while holding office or while employed or acting as agent for the Company, shall continue in respect of all events occurring while you were a director of or employed by the Company after you have ceased to be a director of or employed by the Company, and shall inure to the benefit of the estate, heirs, executors and administrators of you.

16.                                 Release.  Notwithstanding anything herein to the contrary, it shall be a condition to your receiving any cash severance payments referred to in Section 9 and delivery of the shares of common stock underlying the RSUs upon termination of your employment that you shall have executed and delivered to the Company a mutual release of claims against the Company in the form attached to your Change in Control Agreement in accordance with the procedures specified in the Change in Control Agreement (including the provisions requiring the Company to execute a release and waiver of claims against you and for the deemed effectiveness of such release and waiver in the event the Company fails to execute it within the required timeframe).  It shall be a condition to your receiving any payments or benefits pursuant to the Change in Control Agreement that you satisfy any requirement to execute a mutual release of claims against the Company in the form attached to your Change in Control Agreement if and to the extent, and in accordance with the provisions and procedures, specified in the Change in Control Agreement.

17.                                 Legal Fees and Expenses.  You acknowledge that you have been advised to consult with counsel with respect to the matters contemplated in this Letter Agreement and the Company has agreed to reimburse you for legal expenses incurred in connection with the negotiation of this Letter Agreement, up to a maximum reimbursement of $40,000.

18.                                 Governing Law.  This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Maryland, without reference to rules relating to conflicts of law.

19.                                 No Guarantee of Employment.  Your employment pursuant to this Letter Agreement is not a guarantee of employment.  As stated in this Letter Agreement, the Company may terminate your employment on written notice; provided, however, that in certain instances as specified herein such termination may require the Company to provide compensation or other benefits to you.

20.                                 Entire Agreement/Termination of Employment Term.  This Letter Agreement and the Change in Control Agreement as modified hereby together set forth the entire agreement with respect to the subject matters hereof and supersede all prior understandings and agreements as to employment of you by the Company.  For purposes of clarification, the Executive’s obligations and the Company’s rights under the provisions of Sections 11, 12 and 13 of this Letter Agreement shall survive the termination of the Employment Term and the Company’s obligations under this Letter Agreement shall survive the termination of the Employment Term until the Company shall have fully performed all of its obligations hereunder with respect to the Executive with no future performance being possible.

21.                                 No Amendment without Consent.  This Letter Agreement cannot be amended, changed or modified without the written consent of you and the Company.

22.                                 Severability.  If any one or more of the provisions contained in this Letter Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

23.                                 Dispute Resolution.  The parties agree that any disputes, claims, complaints or causes of action of any type or kind (including but not limited to any disputes relating in any way to this Agreement) which the parties may have between themselves shall be resolved by final and binding arbitration using a single arbitrator from the American Arbitration Association pursuant to its then existing commercial arbitration rules. The arbitration proceedings shall be conducted in Baltimore, Maryland, unless the parties mutually agree in writing to a different location. Prior to presiding over any such dispute, any arbitrator shall be required to consent in writing that he or she shall reach a final decision within four (4) months after a claim has been filed and within sixty (60) days after final submission. Any award rendered in the arbitration may be enforced in any court of competent jurisdiction. Pending the resolution of any such claim or dispute, you (and your beneficiaries) shall continue to receive all payments and benefits due under this Agreement or otherwise, except to the extent that the arbitrators otherwise provide.

24.                                 Binding on Successors.  This Letter Agreement shall be binding upon any and all successors to the Company.

25.                                 Counterparts.  This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original.

Sincerely,

Constellation Energy Group, Inc.

/s/ Thomas F. Brady
By:	Thomas F. Brady
Executive Vice President

Agreed to and accepted:

/s/ Mayo A. Shattuck III	Date:	December 18, 2005
Mayo A. Shattuck, III

Acknowledged by:

Constellation Energy Group, Inc.

Board of Directors

/s/ Robert J. Lawless
By:	Robert J. Lawless
Chairperson of the
Compensation Committee

Certain Defined Terms

The following defined terms used in the Letter Agreement but not defined therein will have the meanings set forth below.

1.  “Disability” means that you have been determined to be eligible for long-term disability benefits under the long-term disability plan sponsored by the Company applicable to you.

2.  “Good Reason” means, without your express consent, the occurrence after the Effective Date of any one or more of the following:

(a)                                  Prior to the first anniversary of the Effective Date, you are relieved of or otherwise lose management responsibilities for the competitive energy businesses or of assisting the CEO in determining the strategy of the Company, other than in connection with the transition of such responsibilities to new management or you are removed as (or not elected or appointed) Chairman of the Board or are removed as (or not elected or appointed) a Director of the Company; or

(b)                                 After the first anniversary of the Effective Date, you are removed as (or not elected or appointed) Chairman of the Board or are removed as (or not elected or appointed) a Director of the Company; or

(c)                                  At any time, the Company fails to provide you with LTIP opportunity or perquisites and benefits that are at least as favorable as those provided to the CEO; or

(d)                                 At any time, the Company fails to provide you with the base salary and bonus described in the Letter Agreement; or

(e)                                  Breach by the Company of any of the provisions of the Letter Agreement or your Change in Control Agreement (as modified by the Letter Agreement).

Your right to terminate employment for Good Reason shall not be affected by your incapacity due to physical or mental illness.  Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason herein; provided, however, a termination of employment by you for Good Reason for purposes of this Letter Agreement shall be effectuated by giving the Company written notice (“Notice of Termination for Good Reason”) of the termination setting forth in reasonable detail the specific conduct of the Company that constitutes Good Reason and the specific provision(s) of this Letter Agreement on which you relied.  Unless the parties agree otherwise, a termination of employment by you for Good Reason shall be effective on the thirtieth (30th) day following the date when the Notice of Termination for Good Reason is given, unless the notice sets forth a later date (which date shall in no event be later than sixty (60) days after the notice is given); provided, however, that no event described hereunder shall constitute Good Reason if such event is a result of an isolated, insubstantial and inadvertent action that is not taken in bad faith and that is remedied by the Company within ten (10) days after receipt of the Notice of Termination for Good Reason by the

Company from you.  If the Company disputes the existence of Good Reason, the burden of proof is on the Company to establish that Good Reason does not exist.  If you continue to provide services to the Company after one of the events giving rise to Good Reason has occurred, it will be in no way considered a waiver of your right to terminate your employment at any time for Good Reason in connection with such event.

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